UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robotti Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Park Avenue Suite 1607
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erwin Mevorah	646442-6726	mevorah@robotti.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert E. Robotti</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Robotti Securities, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODI ANN WASIAK
Notary Public. State of New York
Reg. No. 01WA6444734
Qualified in New York County
Commission Expires December 5, 2026

(signature)
Notary Public

Signature: _(signature)_

Title: President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2024

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
New York, New York
February 28, 2025

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$1,194,606
Commissions receivable	13,526
Securities owned, at fair value	551,420
Prepaid expenses and other assets	35,478
Deposit held at clearing broker	100,000
Furniture and equipment, less accumulated depreciation of $39,454	24,601
TOTAL ASSETS	**$ 1,919,631**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation costs	$ 307,576
Accounts payable, accrued expenses, and other liabilities	101,501
Due to Parent and other related parties	195,899
Total liabilities	604,976
Commitments and contingencies	
Member's equity	1,314,655
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,919,631**

See accompanying notes to financial statement.

NOTE 1. <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Organization</u>

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Segment Reporting</u>

Effective January 1, 2024, the Company adopted the provisions of ASU No.2023-07 *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Segment Reporting (continued)</u>

segment's profit or loss in assessing segment performance and deciding how to allocate resources.

<u>Securities Transactions</u>

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable, if the right of offset exists.

Securities owned are stated at fair value.

<u>Concentration of Credit Risk</u>

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.

<u>Furniture and Equipment</u>

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally five years.

<u>Income Taxes</u>

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone basis.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Income Taxes (continued)</u>

available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

<u>Cash and Cash Equivalents and Restricted Cash</u>

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

<u>Major Customers</u>

During 2024, two of the Company's customers each accounted for more than 10% of the Company's commission revenue. For the year ended December 31, 2024, the revenues from these two customers amounted to approximately $449,000, or approximately 41% of total commission revenue. One of these customers generated commission revenue of approximately $146,000 in the year ended December 31, 2024. The other two customers are related to the Company by common ownership, management, or employment and had commission revenue of approximately $303,000 in the year ended December 31, 2024.

<u>Fair Value Measurements</u>

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization

NOTE 1.   <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Fair Value Measurements (continued)</u>

is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>Credit Losses on Financial Instruments</u>

The credit loss methodology, Current Expected Credit Losses ("CECL"), as provided for in Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326), requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents, commission receivables, and due from other broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

<u>Subsequent Events</u>

The Company has evaluated subsequent events occurring through February 28, 2025, the date on which the financial statement was issued.

NOTE 2. **FURNITURE AND EQUIPMENT**

Furniture and equipment at December 31, 2024 consisted of the following:

Furniture and equipment	$ 64,055
Less: accumulated depreciation	(39,454)
Furniture and equipment, net	$ 24,601

NOTE 3. **RELATED-PARTY TRANSACTIONS**

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates.

Securities Owned, at fair value

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $132,000 of securities of companies in which an officer of the Company serves as a director.

Placement Services

The Company has entered into placement agent agreements (each a "Placement Agreement") with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

In one Placement Agreement, as compensation for these services, the managing member has agreed to pay the Company a placement fee of 35% of management fee and incentive

NOTE 3.   **RELATED PARTY TRANSACTIONS (CONTINUED)**

Placement Services (continued)

allocations earned by the Managers relating to interests in the vehicle placed by the Company.

In the remaining Placement Agreements, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a markup of 5%. The amount due to employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company.

NOTE 4.   **CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. On December 31, 2024, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company had net capital of $1,046,397, which exceeded the Company's minimum net capital requirement by approximately $946,000. The Company's percentage of aggregate indebtedness to net capital was 57.82% as of December 31, 2024.

In 2024, the Company incurred a net loss of approximately $189,000 and received capital contributions from the Parent amounting to $550,000. It is expected that the future operations of the Company will continue to be funded with additional capital contributions provided by the Parent. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2026. Management believes that these contributions will provide adequate support for the Company to sustain operations for at least one year subsequent to the date the financial statement was issued.

NOTE 6.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and

NOTE 6.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)**

other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions").

The value of short positions are collateralized by marketable securities and cash held by the clearing broker.

When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2024, the Company did not hold any short positions.

NOTE 7.   **EMPLOYEE BENEFIT PLAN**

The Parent adopted a 401(k) plan (the "401(k)") that covers employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any. There was no funding of an employer match with regard to 2024, as of December 31, 2024.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 8.   <u>**FAIR VALUE MEASUREMENTS**</u>

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 568,154	$ -	$ -	$ 568,154	(a)
Held at bank	2,411	-	-	2,411	(a)
Total money market funds	570,566	-	-	570,566	
Equity securities owned, at fair value:					
Consumer discretionary	-	9,900	136,000	145,900	(a)
Energy	216,669	-	-	216,669	(a)
Industrials	-	41	-	41	(a)
Materials	98,450	-	-	98,450	(a)
Real estate	90,080	-	280	90,360	(a)
Total equity securities owned, at fair value	405,199	9,941	136,280	551,420	
Total money market funds and securities owned	$975,765	$9,941	$136,280	$1,021,986	

Money market funds, as well as long equity securities included in Level 1, are valued at quoted market prices.

The Company holds shares in a non-public consumer discretionary company (the "Portfolio Company"). Utilizing market comparable companies, the Company's shares of

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 8.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

the Portfolio Company are valued at approximately $136,000 at December 31, 2024, and are included in Level 3 assets in the table above.

The following table presents a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

	Consumer Discretionary
Balance – beginning	$ 143,400
Change in unrealized loss on investment	(7,120)
Shares purchased	-
Shares redeemed	-
Balance – ending	$ 136,280
Change in unrealized loss from investment held as of 12/31/2024	($ 7,120)

There were no transfers into or out of Level 3 investments during 2024.

The following presents information about significant unobservable inputs related to the Fund's Level 3 investments at December 31, 2024.

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value at 12/31/2024	Valuation Technique	Unobservable Input	Input
Equity securities	$ 136,000	Market Approach	Discount for lack of marketability	40%
			EV/EBITDA(x)	5.6-10.2
			EV/Revenue(x)	1.3

Note 9.   **SEGMENT DISCLOSURES**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal and agency transactions as well as securities research. The Company has identified its Chief Executive Officer as the

Note 9.   **SEGMENT DISCLOSURES (CONTINUED)**

chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the organization and summary of significant accounting policies (see Note 1).

The following table presents the other required segment disclosures for the year ended December 31, 2024.

Revenue from external customers	$3,133,900
Dividend revenue, including money market fund distribution assistance	206,306
Interest revenue, including margin interest participation	109,499
Principal transactions	(47,002)
Total revenues	**$3,402,703**
Depreciation	$ 7,752
Interest expense	413
Segment assets	$1,919,631